

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Kin Chung Chan
Chairman and Chief Executive Officer
Reitar Logtech Holdings Ltd
c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Reitar Logtech Holdings Ltd**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted February 23, 2024**
> **CIK No. 0001951229**

Dear Kin Chung Chan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

Reitar Logtech Holdings Limited
Notes to the Consolidated Financial Statements
20. Taxes
Hong Kong, page F-31

1. We note your response to prior comment 6. Please address the following:
    - Please clarify for us if the line item labeled tax losses not recognized is the change in valuation allowance.
    - To the extent it is a change in valuation allowance, please tell us how you complied with paragraphs 2 and 3 of ASC 740-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures.

- This comment applies to all sets of financial statements provided in your filing.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page F-116</u>

2.   We note your response to prior comment 2. Please tell us how you determined it was unnecessary to revise Reitar Logtech Holdings Limited's historical earnings per share amounts for the year ended March 31, 2023 and weighted average ordinary shares outstanding in the first column on page F-117. Our comment also applies to the historical Kamui Group column in the unaudited pro forma condensed combined statement of income and comprehensive income data presented on pages 14 and 62. Reference is made to Rule 11-02 of Regulation S-X.

   Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Ho, Esq.